UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	19 March 2025 - “Update on off-market purchase alongside Pfizer”

99.1

Haleon plc: Update on off-market purchase alongside Pfizer Inc. offering

19 March 2025: Further to its announcement on 18 March 2025, Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) has agreed to make an off-market purchase of 44,155,844 ordinary shares of £0.01 each of the Company from Pfizer Inc. ("Pfizer") pursuant to the terms of the share purchase deed entered into between Haleon and Pfizer that was previously approved by Haleon's shareholders.

The off-market purchase is being made in conjunction with, and subject to the completion of an offering by Pfizer to institutional investors, the results of which have been announced by Pfizer today. The purchase price payable by Haleon to Pfizer for the off-market purchase is £3.85 per ordinary share and the total consideration payable will be approximately £170 million.

The off-market purchase represents a portion of the £500 million allocated to share buybacks in 2025 announced on 27 February 2025. The purchased ordinary shares will be cancelled.

On completion of the off-market purchase and Pfizer's offering to institutional investors, Pfizer's interest in Haleon's issued ordinary shares with voting rights is expected to reduce from approximately 7.3% to nil.

Brian McNamara, Chief Executive Officer of Haleon commented: "Today's transaction is an important milestone for the business and marks Pfizer fully exiting its stake in Haleon, having been at 32% at the time of demerger in July 2022. Our participation in the offering is consistent with our disciplined capital allocation priorities, and supports our commitment to deliver attractive returns for shareholders, underpinned by a strong investment grade balance sheet. Nearly three years on from demerger, Haleon is in a position of strength and is well placed to capitalise on the significant opportunities ahead."

The Company will make a further announcement upon completion of the off-market purchase.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Not for release, publication or distribution in the United States, Canada, Japan, Australia or any other state or jurisdiction in which such release, publication or distribution would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 19, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary